ICOP Digital, Inc.

16801 W. 116th Street

Lenexa, Kansas 66219

June 6, 2005

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 0407

Washington, D.C.  20549

Attn:  Larry Spirgel, Assistant Director

RE:          ICOP Digital, Inc.

                Form 10-KSB for the fiscal year ended December 31, 2004

                Filed April 6, 2005

                Form 10-QSB for the quarterly period ended March 31, 2005

                File No. 0-27321

Dear Mr. Spirgel:

We are writing in response to your letter dated May 18, 2005, providing comments from your review of our Form 10-KSB filing for the year ended December 31, 2004 and our Form 10-QSB filing for the quarterly period ended March 31, 2005.  We include below your comments followed by our responses.

Note 7: Shareholders’ Equity, page F-15

1.              We note that from January through March 2004, you sold 250,000 shares of convertible preferred stock for total proceeds of $1,099,998.  Disclose the conversion terms of the preferred stock.  Tell us how you considered the guidance in EITF 98-5 and 00-27 regarding beneficial conversion feature at the commitment date.

The Company’s amended Articles of Incorporation provide that a holder of Series A Preferred Stock may at any time, by written notice to the Company, elect to convert any or all of the holder’s shares of Series A Preferred Stock into shares of Common Stock.  They also provide for a mandatory conversion of all shares of Series A Preferred Stock, if the Company so elects, upon completion of an equity offering of at least $10,000,000.  The conversion rate for both voluntary and mandatory conversions is eight shares of Common Stock for each share of Series A Preferred Stock converted.

The second paragraph in Note 7 to the financial statements contained in Form 10-KSB/A filed herewith now reads as follows:

“From January through March 2004, the Company sold 250,000 shares of convertible preferred stock for total proceeds of $1,099,998.  Each share can be converted into eight shares of common stock at any time by written notice from the shareholder and can be converted at the same rate by the Company, if it so elects, upon completion of an offering of common stock with gross proceeds of at least $10,000,000. Each share of preferred stock also carries a warrant that allows the purchase of an additional eight common shares at a price of $1.80 per share for a period of five years.”

After consideration of EITF 98-5 and 00-27, we concluded that there was no beneficial conversion feature at the commitment date.  During the period from January to March 2004 when the Preferred Stock was purchased, the Company’s common shares were not actively traded.  There were no sales of Common Stock within six months before the Preferred Stock offering.  The price and other terms of the Preferred Stock were negotiated directly with the lead investors.  There was no market for the common shares until October 2004 when trading began on the OTC Bulletin Board.

Note 10:  Subsequent Events, page F-18

2.              Revise your financial statements to show the effect of the reverse stock split in accordance with paragraph 54 of SFAS 128.

In accordance with paragraph 54 of SFAS 128, the Statements of Operations for the years ended December 31, 2004 and 2003 contained in Form 10-KSB were revised to reflect the effect of the one share for ten shares reverse stock split by adding a line to report the revised net loss per share as a result of the adjusted number of shares outstanding and a notation to explain the revision.

Item 8A. Controls and Procedures, page 16

3.              If it is determined that your accounting was inconsistent with GAAP and you revise your financial statements, it appears that your disclosure controls and procedures were ineffective as of December 31, 2004.  Please revise, or tell us why you believe they were effective.

Notwithstanding the revisions made in response to the staff’s comments as described above, the Company believes that, as of December 31, 2004, its disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to David C. Owen, our CEO, and John C. Garrison, our Chief Financial and Accounting Officer, by individuals within those entities, particularly during the period in which the Form 10-KSB was being prepared.  We believe our procedures include the steps necessary to present financial statements that are not misleading.  The revisions made in the attached Form 10-KSB/A as filed herewith improve the clarity and accuracy of the financial statements and notes, but we do not believe the matters revised rise to the materiality to be misleading as originally presented.  The description of the conversion features of the Preferred Stock were incomplete only because it failed to mention a mandatory conversion feature.  The failure to include an earnings per share figure that took into account the reverse stock split that occurred after the period did not mislead the reader as Note 10: Subsequent Events stated clearly that the reverse split was not reflected in the financial statements.

In connection with our responses to your comments, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Thank you for your consideration of these matters.  Please contact me at (913) 384-2599 or at the above address if additional information is required.

Sincerely,

/s/ John Garrison
John Garrison, CFO
ICOP Digital, Inc.